UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K
______________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission file number 001-34886
______________________

Elster Group SE
(Translation of Registrant’s Name into English)
______________________

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F 

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated November 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: November 4, 2010

Press release

Elster Reports Third Quarter 2010 Results

—Sequential revenue growth and margin expansion—

—Double digit year-over-year growth in revenues and adjusted EBITDA—

—Order backlog up more than 10 percent year-over-year—

—Revenues: $451.3 million—

—Net income: $35.6 million—

—Gross margin: 31.2 percent—

—Adjusted EBITDA: $75.7 million—

ESSEN, Germany, Nov. 4, 2010 – Elster Group SE (NYSE: ELT) today announced results for the third quarter and nine months ended September 30, 2010. Elster third quarter 2010 (3Q 2010) revenues were $451.3 million, a 10.7 percent increase over the same period in 2009. 3Q 2010 net income attributable to Elster Group SE was $35.6 million.

Gross margin for 3Q 2010 was 31.2 percent, improving more than 100 basis points versus 3Q 2009. 3Q 2010 adjusted EBITDA1 was $75.7 million, a 27.0 percent year-over-year improvement.

“Elster’s strong performance in the third quarter highlights the breadth and success of our product portfolio across utility segments and around the world, including Elster’s Smart Grid and metering solutions. Our customers trust the experience, innovation, accuracy and reliability that Elster stands for,” said Simon Beresford-Wylie, chief executive officer of Elster.

“As a newly public company in the dynamic, global Smart Grid sector, we look forward to focusing on delivering value to our new shareholders,” Beresford-Wylie added.

New order intake was $1,272.6 million for the nine months ended September 30, 2010 compared to $1,106.1 million in the prior-year period, an increase of 15.1 percent. New order intake of $383.6 million in 3Q 2010 decreased slightly from $389.6 million in 3Q 2009. Contracted future revenues2 declined 3.1 percent sequentially in 3Q 2010 to $779.4 million. Order backlog at the end of September stood at $451.5 million, down 11.2 percent sequentially, but 10.9 percent higher on a year-over-year basis. Elster defines backlog strictly as the company’s total open purchase orders.

ELSTER SEGMENT RESULTS

Gas

Gas revenues in 3Q 2010 of $236.8 million reflect a 7.4 percent increase versus 3Q 2009, and gas segment profit of $59.2 million grew 30.4 percent compared to 3Q 2009. 3Q 2010 gas segment profit margin3 improved 440 basis points year-over-year to 25.0 percent. Drivers for 3Q 2010 gas segment performance included metering strength across major geographies, a favorable product mix and strong performance from the gas utilization product portfolio.

Electricity

Electricity revenues in 3Q 2010 of $117.7 million reflect a 15.5 percent increase versus 3Q 2009, and electricity segment profit of $16.9 million grew 15.8 percent compared to 3Q 2009. 3Q 2010 electricity segment profit margin improved 10 basis points year-over-year to 14.4 percent. Drivers for 3Q 2010 electricity segment performance were an expansion in Smart Offerings in Western Europe, which included the positive contribution of an acquisition completed in late 2009, and the early adoption of an accounting policy. In addition, increased sales in the U.S. and Oceania and a favorable product mix contributed to growth.

Water

Water revenues in 3Q 2010 of $101.6 million reflect a 14.4 percent increase versus 3Q 2009, and water segment profit of $9.2 million grew 43.8 percent compared to 3Q 2009. 3Q 2010 water segment profit margin improved 190 basis points year-over-year to 9.0 percent. Drivers for 3Q 2010 water segment performance included recent product introductions, growth in key markets and a favorable product mix.

Cash Flow

Cash flows from operating activities during the first nine months of 2010 were $82.3 million compared to $114.3 million for the nine months ended September 30, 2009. Free cash flow4 in first nine months of 2010 was $53.7 million compared to $83.5 million for the nine months ended September 30, 2009.

The effects of Elster’s IPO, which was completed on October 5, are not reflected in the financial statements for September 30, 2010.

Year-to-Date 2010 Results

Net income attributable to Elster Group SE for the nine months ended September 30, 2010 was $53.5 million compared with $29.8 million in the year-ago period, an increase of 79.5 percent. Revenues for the nine-month period totaled $1,282.6 million, an increase of 3.0 percent compared with $1,244.7 million for the first nine months of 2009. Elster’s year-to-date gross margin in 2010 improved to 31.0 percent from 30.1 percent in the prior-year period. Adjusted EBITDA in the nine-month period increased 12.2 percent to $206.6 million from $184.1 million for the first nine months of 2009.

Outlook

Elster plans to provide annual targets via its press release and related conference call to discuss fourth quarter and full-year performance. The company does not plan to provide targets on a quarterly basis. As this is Elster’s first quarter as a public company, on a one-time basis, the company is providing targets for 4Q 2010. Elster currently expects revenue in 4Q 2010 to be between $465 million and $475 million, and adjusted EBITDA margin5 in 4Q 2010 to be in a range of 15% to 17%.

___________________________
1	A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release
2
Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

3	Segment profit margin is segment profit as a percentage of segment revenues.
4	A reconciliation of free cash flow, a non-GAAP measure, to cash flows from operating activities is available at the end of this press release.
5
Adjusted EBITDA Margin is adjusted EBITDA as a percentage of revenues. Elster does not reconcile its Adjusted EBITDA Margin target, which is a non-GAAP financial measure, to net income margin, the closest ratio prepared in accordance with U.S. GAAP, due to uncertainties relating particularly to the non-cash and other adjustments in Elster's first full quarter as a public company.

Conference Call and Webcast

Company management will webcast a conference call at 8:00 a.m. ET on Thursday, November 4, 2010 on the company's website. To access the live webcast, please log on to the investor section of the company's website at http://investors.elster.com. Analysts and investors may participate in the conference call by dialing +1-612-332-0335 and using confirmation number 176037.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Thursday, November 18, 2010. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 176037.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.  For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our offering prospectuses, in press releases and other written materials and in oral statements made by our Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or Adjusted EBITDA margin or other performance measures. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond our control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of our prospectus dated September 30, 2010 filed with the U.S. Securities and Exchange Commission. Relevant factors include, but are not limited to, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets; growth expectations for our industry; our ability to raise capital to refinance our indebtedness; the extent of the revenues we derive from sales to the utility industry and the timing and availability to our customers of government stimulus funding; the transition to more advanced technology in our industry, including increasing competition from industries we previously viewed as distinct from ours; our ability to develop new products and technologies and the extent of the revenues we derive from our smart offerings; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; volatility in the prices for, and availability of, components, raw materials and energy used in our business; our ability to manage our outsourcing arrangements; and fluctuations of our operating results due to the effect of exchange rates or other factors.

Elster Group SE
Condensed Consolidated Statements of Operations

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
(unaudited, in millions US$)
Revenues	451.3	407.5	1,282.6	1,244.7
Cost of revenues	-310.6	-284.6	-885.2	-870.0
Gross profit	140.7	122.9	397.4	374.7

Operating expenses
Selling expenses	-41.4	-40.0	-122.2	-116.9
General and administrative expenses	-23.7	-47.6	-93.6	-116.0
Research and development expenses	-22.6	-21.3	-64.0	-58.0
Other operating income (expenses), net	5.8	-6.5	5.4	14.7
Operating income	58.8	7.6	123.1	98.4

Non-operating expenses
Interest expense, net	-10.2	-22.0	-48.5	-47.3
Other income, net	0.5	0.7	2.3	2.1
Total non-operating expenses	-9.7	-21.3	-46.3	-45.2

Income (loss) before income tax	49.1	-13.7	76.8	53.2
Income tax benefit (expenses)	-11.4	4.0	-22.5	-21.1

Net income (loss) from continuing operations	37.7	-9.7	54.3	32.1

Net income from discontinued operations	0.0	0.0	2.6	0.0
Net income (loss)	37.7	-9.7	56.8	32.1
Net income attributable to noncontrolling interests	2.2	1.3	3.4	2.4
Net income (loss) attributable to Elster Group SE	35.6	-11.0	53.5	29.8

Elster Group SE
Condensed Consolidated Balance Sheets

(unaudited, in millions US$)	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	151.8	75.4
Accounts receivable	322.0	274.3
Inventories	158.2	147.8
Other current assets	149.1	119.0
Total current assets	781.1	616.4

Non-current assets
Property, plant and equipment, net	205.0	234.2
Other intangible assets, net	229.6	263.8
Goodwill	949.8	981.6
Other noncurrent assets	50.9	45.4
Total noncurrent assets	1,435.4	1,525.0

Total assets	2,216.5	2,141.4

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	10.5	11.3
Payroll, bonuses and related accruals	63.8	57.2
Short-term debt and current portion of long-term debt	31.5	39.0
Accounts payable	221.8	195.6
Warranties	31.1	34.8
Deferred tax liabilities	12.6	10.8
Other current liabilities	103.5	89.5
Total current liabilities	474.9	438.2

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	147.8	152.4
Payroll, bonuses and related accruals	1.3	1.3
Long-term debt, less current portion	955.2	971.4
Deferred tax liabilities	103.5	88.4
Other noncurrent liabilities	68.6	67.1
Total noncurrent liabilities	1,276.4	1,280.6

Total liabilities	1,751.3	1,718.7

Equity
Preferred shares	455.7	436.5
Ordinary shares	20.0	20.0
Additional paid-in capital	51.7	70.1
Accumulated deficit	-102.6	-138.4
Other comprehensive income	25.5	28.3
Total equity attributable to Elster Group SE	450.3	416.6

Noncontrolling interests	14.9	6.2
Total equity	465.2	422.7
Total liabilities and equity	2,216.5	2,141.4

Elster Group SE
Condensed Consolidated Statements of Cash Flows

	nine months ended September 30, 2010	nine months ended September 30, 2009
(unaudited, in millions US$)
Cash flows from operating activities	82.3	114.3

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-28.6	-30.8
Proceeds from disposals of property, plant and equipment and intangible assets	9.1	5.4
Net cash flow used in investing activities	-19.5	-25.4

Cash flows from financing activities
Proceeds from bank borrowings	46.1	65.6
Repayment of bank borrowings	-36.3	-130.0
Repayment of capital lease obligations	-0.3	-0.8
Sale of non-controlling interest in subsidiary	2.0	0.0
Dividends to noncontrolling interests	0.0	-3.0
Net cash flow from (used in) financing activities	11.6	-68.2

Net increase in cash and cash equivalents	74.3	20.6
Effect of exchange rate fluctuations on cash held	2.1	3.9
Cash and cash equivalents at January 1	75.4	74.3
Cash and cash equivalents at September 30	151.8	98.8

Income taxes paid	13.4	15.3
Interest paid	20.9	31.1

Elster Group SE
Reconciliations of non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

Reconciliation of Adjusted EBITDA to Net income (loss)

(unaudited, in millions US$)	three months ended September 30,		nine months ended September 30,

	2010	2009	2010	2009

Net income (loss)	37.7	-9.7	56.8	32.1
Income tax expense (benefit)	11.4	-4.0	22.5	21.1
Interest expense, net	10.2	22.0	48.5	47.3
Depreciation and amortization	21.2	21.6	63.7	63.6
Gain on disposal of discontinued operations	0.0	0.0	-2.6	0.0
Foreign currency exchange effects	-2.5	5.3	-1.8	-12.4
Management equity program	-15.0	4.9	-13.6	-5.7
Expenses for preparation to become a public company	7.2	6.6	13.9	14.1
Strategy development costs	0.0	2.5	0.3	2.9
Employee termination and exit costs	1.5	7.4	3.6	12.5
Business process reengineering and reorganization costs	2.6	0.1	4.7	5.5
IT project costs	0.6	2.9	1.5	3.9
Gain from sales of real estate	0.0	0.0	0.0	-0.8
Effects of termination of a distributor	0.8	0.0	9.8	0.0
Reversal on termination cost	0.0	0.0	-0.7	0.0
Adjusted EBITDA	75.7	59.6	206.6	184.1

Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

(unaudited, in millions US$)	nine months ended September 30, 2010	nine months ended September 30, 2009

Cash flows from operating activities	82.3	114.3
Purchases of property, plant and equipment and intangible assets	-28.6	-30.8
Free cash flow	53.7	83.5